Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

You should read this discussion together with the condensed consolidated financial statements, related notes and other financial information included elsewhere in this Report on Form 6-K. The following discussion may contain predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those discussed under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2017. These risks could cause our actual results to differ materially from any future performance suggested below.

Unless the context otherwise requires, all references to “Akari,” “we,” “us,” “our,” the “Company” and similar designations refer to Akari Therapeutics, PLC and its subsidiaries.

Overview

We are a clinical-stage biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically the complement system, the eicosanoid system and the bioamine system for the treatment of rare and orphan diseases. Each of these systems has scientifically well-supported causative roles in the diseases we are targeting. We believe that blocking early mediators of inflammation will prevent initiation and continual amplification of the processes that cause certain diseases.

On September 18, 2015, we completed our acquisition, or the Acquisition, of all of the capital stock of Volution Immuno Pharmaceuticals SA, or Volution, from RPC Pharma Limited, or RPC, Volution’s sole shareholder, in exchange for ordinary shares, par value £0.01, or ordinary shares, in accordance with the terms of the Share Exchange Agreement, dated as of July 10, 2015, by and among Celsus and RPC. In connection with the Acquisition, the name of the combined company was changed to Akari Therapeutics, Plc. Our American Depositary Shares, or ADSs, each representing 100 ordinary shares, began trading on The NASDAQ Capital Market under the symbol “AKTX” on September 21, 2015.

For accounting purposes, the Acquisition was treated as a “reverse acquisition” and Volution was considered the accounting acquirer. Accordingly, our consolidated financial statements reflect the historical financial statements of Volution as our historical financial statements, except for the legal capital which reflects our legal capital (ordinary shares).

In connection with the consummation of the Acquisition, Celsus issued an aggregate of 722,345,600 ordinary shares to RPC, which represented, prior to giving effect to the Financing (as defined below), 92.85% of Celsus’s outstanding ordinary shares following the closing of the Acquisition (or 91.68% of Celsus ordinary shares on a fully diluted basis). This yielded a share exchange ratio of approximately 721:1 of Akari ordinary shares to RPC shares. Our earnings (loss) per share have been retrospectively adjusted in the Consolidated Statement of Comprehensive Loss to reflect this recapitalization.

In addition, on September 18, 2015, we completed a private placement of an aggregate of 3,958,811 restricted ADSs representing 395,881,100 ordinary shares for gross proceeds of $75 million, or the “Financing”, at a price of $18.945 per restricted ADS, which represented approximately 33.3% of our outstanding ordinary shares after giving effect to the Acquisition and the Financing. We incurred $5.4 million of share issuance costs for net proceeds of $69.6 million.

On October 20, 2017, we completed a public offering of an aggregate of 3,480,000 ADSs representing 348,000,000 ordinary shares for gross proceeds of $17.4 million at a price of $5.00 per ADS. In connection with the offering we incurred $1.7 million of share issuance costs for net proceeds of $15.7 million.

Purchase Agreement and Registration Rights Agreement with Aspire Capital

On September 26, 2018, we entered into a securities purchase agreement (the “Purchase Agreement”) with Aspire Capital Fund, LLC, an Illinois limited liability company (“Aspire Capital”), which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $20.0 million of our ADSs during a 30-month period beginning on the effective date of a registration statement related to the transaction. Concurrently with entering into the Purchase Agreement, we also entered into a registration rights agreement with Aspire Capital (the “Registration Rights Agreement”), in which we agreed to file one or more registration statements, as permissible and necessary to register under the Securities Act of 1933, as amended (the “Securities Act”), the sale of our securities that have been and may be issued to Aspire Capital under the Purchase Agreement.

Under the Purchase agreement, after the Securities and Exchange Commission (the “SEC”) has declared effective the registration statement referred to above, on any trading day selected by us, we have the right, in our sole discretion, to present Aspire Capital with a purchase notice (each, a “Purchase Notice”), directing Aspire Capital (as principal) to purchase up to 150,000 ADSs per business day and up to $20.0 million of our ADSs in the aggregate at a per share price (the “Purchase Price”) equal to the lesser of:

•	the lowest sale price of our ADSs on the purchase date; or

•	the arithmetic average of the three (3) lowest closing sale prices for the ADSs during the ten (10) consecutive business days ending on the business day immediately preceding such Purchase Date (to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction).

In addition, on any date on which we submit a Purchase Notice to Aspire Capital in an amount of 150,000 ADSs, we also has the right, in our sole discretion, to present Aspire Capital with a volume-weighted average price purchase notice (each, a “VWAP Purchase Notice”) directing Aspire Capital to purchase an amount of ADSs equal to up to 30% of the aggregate shares of our ADSs traded on its principal market on the next trading day (the “VWAP Purchase Date”), subject to a maximum number of 250,000 ADSs. The purchase price per share pursuant to such VWAP Purchase Notice is generally 97% of the volume-weighted average price of our ADSs traded on its principal market on the VWAP Purchase Date.

The Purchase Price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the period(s) used to compute the Purchase Price. We may deliver multiple Purchase Notices and VWAP Purchase Notices to Aspire Capital from time to time during the term of the Purchase Agreement, so long as the most recent purchase has been completed.

The Purchase Agreement provides that we and Aspire Capital shall not effect any sales under the Purchase Agreement on any purchase date where the closing sale price of our ADSs is less than $0.25. There are no trading volume requirements or restrictions under the Purchase Agreement, and we will control the timing and amount of sales of our ADSs to Aspire Capital. Aspire Capital has no right to require any sales by us, but is obligated to make purchases from us as directed by us in accordance with the Purchase Agreement. There are no limitations on use of proceeds, financial or business covenants, restrictions on future fundings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement. In consideration for entering into the Purchase Agreement, concurrently with the execution of the Purchase Agreement, we issued to Aspire Capital 30,000,000 Ordinary Shares (the “Commitment Shares”) and sold to Aspire Capital 25,000,000 Ordinary Shares (the “Initial Shares”) for $0.02 per share (equivalent to $2.00 per ADS). The Purchase Agreement may be terminated by us at any time, at our discretion, without any cost to us. Aspire Capital has agreed that neither it nor any of its agents, representatives and affiliates shall engage in any direct or indirect short-selling or hedging of our securities during any time prior to the termination of the Purchase Agreement. Any proceeds we receive under the Purchase Agreement are expected to be used for working capital and general corporate purposes.

Critical Accounting Policies and Use of Estimates

The preparation of the condensed consolidated financial statements in conformity with United States generally accepted accounting principles, or U.S. GAAP, requires management to make estimates, judgments and assumptions. Our management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

JOBS Act

On April 5, 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We chose to “opt out” of the extended transition period related to the exemption from new or revised accounting standards, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. This election is irrevocable. Additionally, we are continuing to evaluate the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act.

Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company,” we intend to rely on certain of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 and (ii) complying with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis). These exemptions will apply for a period of five years following the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act or until we are no longer an “emerging growth company,” whichever is earlier.

Share-Based Compensation and Fair Value of Ordinary Shares

We account for awards of equity instruments issued to employees and directors under the fair value method of accounting and recognize such amounts in our Condensed Consolidated Statements of Comprehensive Loss. We measure compensation cost for all stock-based awards at fair value on the date of grant and recognize compensation expense in general administrative and research and development expenses in our Condensed Consolidated Statements of Comprehensive Loss using the straight-line method over the service period over which we expect the awards to vest.

We estimate the fair value of all time-vested options as of the date of grant using the Black-Scholes option valuation model, which was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including the expected share price volatility, which we calculate based on the historical volatility of peer companies. We use a risk-free interest rate, based on U.S. Treasury instruments in effect at the time of the grant, for the period comparable to the expected term of the option. Given our limited history with share option grants and exercises, we use the “simplified” method in estimating the expected term, the period of time that options granted are expected to be outstanding, for our grants.

We classify our stock-based payments as either liability-classified awards or as equity-classified awards. We remeasure liability-classified awards to fair value at each balance sheet date until the award is settled. We measure equity-classified awards at their grant date fair value and do not subsequently remeasure them. We have classified our share-based payments which are settled in our ordinary shares as equity-classified awards and our share-based payments that are settled in cash as liability-classified awards. Compensation costs related to equity-classified awards generally are equal to the grant-date fair value of the award amortized over the vesting period of the award. The liability for liability-classified awards generally is equal to the fair value of the award as of the balance sheet date multiplied by the percentage vested at the time. We charge (or credit) the change in the liability amount from one balance sheet date to another to changes in fair value of options and warrants liabilities gain (loss) on our condensed consolidated statements of comprehensive loss.

Warrants and RPC Options

In connection with the issuance of certain warrants, we applied ASC 470-20, “Debt with Conversion and Other Options” (“ASC 470-20”). In accordance with ASC 470-20, we first allocated the proceeds received to the warrant, freestanding liability instrument that is measured at fair value at each reporting date, with changes in the fair values being recognized in our Condensed Consolidated Statement of Comprehensive Loss as changes in fair value of option/warrant liabilities gain (loss). The fair value of the warrants granted was valued by using the Binomial method of valuation. The anti-dilution rights of the warrants were calculated by using the Binomial method of valuation put option using the same parameters as the warrants call option. The computation of expected volatility is based on realized historical share price volatility of our ordinary shares. The expected term is based on the contractual term. The risk-free interest rate assumption is the implied yield currently available on U.S. Treasury yield zero-coupon issues with a remaining term equal to the expected life of the options. The dividend yield assumption is based on our historical experience and expectation of no future dividend payouts and may be subject to substantial change in the future. We have historically not paid cash dividends and have no foreseeable plans to pay cash dividends in the future.  At September 30, 2018, the fair value of the warrants was $0. The change in fair value of the warrants for the nine months ended September 30, 2017, was a decrease of $34,838 and was recognized as a change in fair value of option and warrant liabilities gain (loss) in the Condensed Consolidated Statement of Comprehensive Loss. The warrants expired on April 4, 2017.

In connection with a short-term working capital loan from shareholders of approximately $3 million, the shareholders were granted options in RPC, equivalent to 15% of the current outstanding equity issued by RPC. The RPC options were accounted for in accordance with ASC 718, “Compensation-Stock Compensation”. The fair value of the RPC options is estimated using the fair value of Akari ordinary shares times RPC’s ownership in Akari ordinary shares times 15% and was initially valued at approximately $26 million. These options do not relate to the share capital of Akari. The fair value of the RPC options was $3,004,207 and $5,081,335 as of September 30, 2018 and December 31, 2017, respectively. The fair value of the RPC options for the three-month periods ended September 30, 2018 and 2017 increased by $715,846 and $1,657,783, respectively, and the fair value of the RPC options for the nine-month periods ended September 30, 2018 and 2017 decreased by $2,077,128 and $975,167, respectively, and the change which represents a gain (loss), respectively, was recognized as change in fair value of option/warrant liabilities gain (loss) in the Condensed Consolidated Statements of Comprehensive Loss.

Functional Currency

The functional currency of Akari is U.S. dollars as that is the primary economic environment in which he Company operates as well as the currency in which it has been financed.

The reporting currency of the Company is U.S. Dollars. The Company translated its non-U.S. operations’ assets and liabilities denominated in foreign currencies into U.S. dollars at current rates of exchange as of the balance sheet date and income and expense items at the average exchange rate for the reporting period. Translation adjustments resulting from exchange rate fluctuations are recorded as foreign currency translation adjustments, a component of accumulated other comprehensive loss. Gains or losses from foreign currency transactions and the remeasurement of intercompany balances are included in foreign currency exchange gain/(loss).

Results of Operations

For the Three Months Ended September 30, 2018 and September 30, 2017

Research and development expenses

Research and development expenses for the three months ended September 30, 2018 were approximately $3,304,000 compared to approximately $6,383,000 for the three months ended September 30, 2017. This $3,079,000 decrease was due primarily to lower manufacturing costs of approximately $3,360,000 for Coversin as we manufactured clinical trial material for supply through 2019 offset by higher clinical costs of $440,000 as we increased clinical trial activity.

Our research and development expenses may increase in the future as we conduct additional clinical trials to support the clinical development of Coversin, and advance other product candidates into pre-clinical and clinical development.

General and administrative expenses

General and administrative expenses for the three months ended September 30, 2018 were approximately $2,382,000 compared to approximately $2,159,000 for the three months ended September 30, 2017. This $223,000 increase was primarily due to higher legal fees.

Our general and administrative expenses may increase due to increased personnel, legal, accounting and professional fees and increased rental expense.

Litigation settlement gain

Litigation settlement gain for the three months ended September 30, 2018 was $2,700,000. This relates to a settlement agreement of our securities class action lawsuit and the receipt of the settlement funds from our insurance carrier.

Other Income (expense)

Other expense for the three months ended September 30, 2018 was approximately $607,000 compared to approximately $1,835,000 for the three months ended September 30, 2017. This change was primarily attributed to the change in the fair value of the stock option and warrant liabilities.

For the Nine Months Ended September 30, 2018 and September 30, 2017

Research and development expenses

Research and development expenses for the nine months ended September 30, 2018 were approximately $9,433,000 compared to approximately $16,167,000 for the nine months ended September 30, 2017. This $6,734,000 decrease was primarily due to lower expenses related to the receipt of a $3,794,000 research and development tax credit that was recorded as a credit to research and development costs during the nine months ended September 30, 2018 and lower manufacturing costs of approximately $3,678,000 for Coversin as we manufactured clinical trial material for supply through 2019 offset by higher clinical costs of $1,160,000 as we increased clinical trial activity.

Our research and development expenses may increase in the future as we conduct additional clinical trials to support the clinical development of Coversin, and advance other product candidates into pre-clinical and clinical development.

General and administrative expenses

General and administrative expenses for the nine months ended September 30, 2018 were approximately $8,537,000 compared to approximately $8,006,000 for the nine months ended September 30, 2017. This $531,000 increase was primarily due to higher professional fees.

Our general and administrative expenses may increase due to increased legal, accounting and professional fees and increased rental expense.

Litigation settlement gain

Litigation settlement gain for the nine months ended September 30, 2018 was $2,700,000. This relates to a settlement agreement of our securities class action lawsuit and the receipt of the settlement funds from our insurance carrier.

Other income (expenses)

Other income for the nine months ended September 30, 2018 was approximately $2,316,000 compared to approximately $892,000 for the nine months ended September 30, 2017. This was primarily attributed to the change in the fair value of the stock option and warrant liabilities.

Liquidity and Capital Resources

At September 30, 2018, we had $10,073,345 in cash. In addition, as of September 30, 2018, we had accumulated losses of $123,290,893. Since inception, we have funded our operations primarily through the sale of equity securities and debt financing. In October 2017, we completed a public offering of an aggregate of 3,480,000 ADSs representing 348,000,000 ordinary shares for gross proceeds of $17.4 million at a price of $5.00 per ADS. In connection with the offering, we incurred $1.7 million of share issuance costs for net proceeds of $15.7 million.  On September 26, 2018, we entered into a Purchase Agreement, with Aspire Capital which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $20.0 million of our ADSs over the 30-month term of the Purchase Agreement. In consideration for entering into the Purchase Agreement, concurrently with the execution of the Purchase Agreement, we issued 30,000,000 Ordinary Shares to Aspire Capital and sold to Aspire Capital 25,000,000 Ordinary Shares for $0.02 per share (equivalent to $2.00 per ADS).

We have not yet generated any revenues and we expect to continue to incur net losses and negative cash flows for the foreseeable future. These net losses and negative cash flows have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital. We believe our current cash is sufficient to fund future operations through the end of the second quarter of 2019 without giving effect to the sale of selling additional shares to Aspire Capital under the Purchase Agreement.  This forecast of cash resources is forward-looking information that involves risks and uncertainties, and the actual amount of our expenses over the next twelve months could vary materially and adversely as a result of a number of factors, including the risks and uncertainties set forth in Item 3D under the heading “Risk Factors” of our Annual Report on Form 20-F for the year ended December 31, 2017.

For the nine months ended September 30, 2018, we reported a net loss of $12,954,026 and we expect to continue to incur substantial losses over the next several years during our development phase. Our independent registered public accounting firm, in its report on our audited financial statements for the year ended December 31, 2017 expressed substantial doubt about our ability to continue as a going concern. To fully execute our business plan, we will need, among other things, to complete our research and development efforts and clinical and regulatory activities. These activities may take several years and will require significant operating and capital expenditures in the foreseeable future. There can be no assurance that these activities will be successful. If we are not successful in these activities or there is not a favorable resolution of the putative class action or SEC investigation, it could delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities. To fund our capital needs, we plan to raise funds through equity or debt financings or other sources, such as strategic partnerships and alliance and licensing arrangements, and in the long term, from the proceeds from sales. Additional funds may not be available when we need them, on terms that are acceptable to it, or at all. To the extent that we raise additional funds by issuing equity securities, our shareholders may experience significant dilution. There can be no assurance that we will be successful in obtaining an adequate level of financing needed for our long-term research and development activities. If we are unable to raise sufficient capital resources, we will not be able to continue the development of all of our products or may be required to delay part of our development programs and significantly reduce our activities in order to maintain our operations. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

Net cash used in operating activities was approximately $18,013,000 during the nine months ended September 30, 2018 compared to approximately $23,081,000 during the nine months ended September 30, 2017. Net cash flow used in operating activities was primarily attributed to our ongoing research activities to support Coversin, including manufacturing, clinical trial and preclinical activities.

Net cash used in investing activities was approximately $379,000 during the nine months ended September 30, 2018 related to the purchase of a letter of credit compared to approximately $9,985,000 of net cash provided by investing activities during the nine months ended September 30, 2017 primarily related to maturity of short-term investments. We also used cash to purchase office equipment.

Net cash provided by financing activities was approximately $347,000 during the nine months ended September 30, 2018. This is from net proceeds from issuance of shares to Aspire Capital. In the nine months ended September 30, 2017, we had no financing activity.

 Research and Development Expenditures

Our research and development expenditures were approximately $3,304,000 and $6,383,000 and $9,433,000 and $16,167,000 for the three and nine months ended September 30, 2018 and 2017, respectively. Most of such research and development expenditures were in the form of payments to third parties to carry out our manufacturing, pre-clinical and clinical research activities.

We incurred the following research and development expenses for the three and nine months ended September 30, 2018 and 2017:

	Three Months ended September 30,		Nine Months ended September 30
	(in $000’s)		(in $000’s)
	2018	2017	2018	2017
Direct Expenses:
Coversin	$754	$4,114	$6,498	$10,176
Clinical trials	1,221	781	3,298	2,138
Other	299	543	852	1,291
Total direct expenses	2,274	5,438	10,648	13,605
Indirect Expenses:
Staffing	740	457	1,685	1,365
Other indirect	290	488	894	1,197
Total indirect expenses	1,030	945	2,579	2,562
Tax credits	-	-	(3,794)	-
Total Research and Development	$3,304	$6,383	$9,433	$16,167

Off-balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.